UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


07005716

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27030

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waddell & Reed, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6300 Lamar Avenue
(No. and Street)

Overland Park	KS	66202-4200
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2007 WASH. D.C. 202

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark A. Schieber (913) 236-1980
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

1000 Walnut Street, Suite 160	Kansas City	MO	64106-2170
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 09 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark A. Schieber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waddell & Reed, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP, Controller

Title

MCE 09-16-07

Notary Public


CATHERINE R. MORRIS
NOTARY PUBLIC
STATE OF KANSAS

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



WADDELL & REED, INC. AND SUBSIDIARIES

(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Financial Statements and Supplemental Schedules and Report on Internal Control as Required by SEC Rule 17a-5

December 31, 2006

(With Independent Auditors' Report Thereon)



WADDELL & REED, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Financial Statements and Supplemental Schedules and
Report on Internal Control as Required by SEC Rule 17a-5

December 31, 2006

(With Independent Auditors' Report Thereon)



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Waddell & Reed, Inc.:

We have audited the accompanying consolidated balance sheet of Waddell & Reed, Inc. and subsidiaries (the Company), a wholly owned subsidiary of Waddell & Reed Financial, Inc., as of December 31, 2006, and the related consolidated statements of operations, changes in stockholders' equity, comprehensive income, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Waddell & Reed, Inc. and subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

As discussed in note 9, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 158, *Employ Accounting for Defined Benefit Pension and Other Postretirement Plans*, as of December 31, 2006.

KPMG LLP

Kansas City, Missouri
February 26, 2007

WADDELL & REED, INC. AND SUBSIDIARIES

Consolidated Balance Sheet

December 31, 2006

(In thousands)

Assets

Assets:		
Current assets:		
Cash and cash equivalents	$	105,156
Cash and cash equivalents segregated under federal and other regulations		32,629
Investment securities available for sale and trading		23,992
Receivables:		
Fund receivables		22,963
Customers and other		48,101
Due from affiliates		1,039
Income taxes receivable from parent		1,074
Deferred tax asset – current		4,838
Prepaid expenses and other current assets		4,210
Total current assets		244,002
Property and equipment, net		37,660
Deferred sales commissions, net		4,543
Goodwill and identifiable intangible assets		42,317
Other assets		5,023
Total assets	$	333,545

Liabilities and Stockholder's Equity

Liabilities:		
Current liabilities:		
Accounts payable	$	21,850
Payable to investment companies for securities		64,971
Accrued sales force compensation		15,711
Accrued other compensation		9,668
Due to affiliates		932
Income taxes payable		13,728
Other current liabilities		23,561
Total current liabilities		150,421
Deferred income taxes – noncurrent		1,438
Accrued pension and postretirement costs		6,576
Other		1,925
Total liabilities		160,360
Commitments and contingencies (Note 13)		
Stockholder's equity:		
Common stock, $1 par value. Authorized, issued, and outstanding 1,000 shares		1
Additional paid-in capital		182,501
Accumulated other comprehensive loss, net of deferred taxes of $(5,213)		(9,317)
Retained earnings		—
Total stockholder's equity		173,185
Total liabilities and stockholder's equity	$	333,545

See accompanying notes to consolidated financial statements.

WADDELL & REED, INC. AND SUBSIDIARIES

Consolidated Statement of Operations

Year ended December 31, 2006

(In thousands)

Revenue:		
Investment management fees	$	221,168
Underwriting and distribution fees		231,765
Shareholder service fees		81,476
Investment and other revenue		6,332
Total revenue		540,741
Expenses:		
Underwriting and distribution		246,961
Compensation and related costs (including share-based compensation of $15,730)		93,987
General and administrative		83,787
Subadvisory fees		3,648
Depreciation		9,067
Goodwill impairment		20,000
Total expenses		457,450
Income before income taxes		83,291
Income taxes		40,973
Net income	$	42,318

See accompanying notes to consolidated financial statements.

WADDELL & REED, INC. AND SUBSIDIARIES

Consolidated Statement of Changes in Stockholder's Equity

Year ended December 31, 2006

(In thousands)

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total stockholder's equity
	Shares	Amount				
Balance at December 31, 2005	1,000	$ 1	$ 259,203	$ —	$ (706)	$ 258,498
Net income	—	—	—	42,318	—	42,318
Recognition of equity compensation	—	—	120	—	—	120
Dividends to parent – investments	—	—	—	(16,508)	(3,900)	(20,408)
Dividends to parent – cash	—	—	—	(25,810)	—	(25,810)
Dividends to parent – deferred compensation	—	—	(28,930)	—	—	(28,930)
Return of capital to parent	—	—	(50,390)	—	—	(50,390)
Excess tax benefits from share-based payment arrangements	—	—	2,498	—	—	2,498
Unrealized gain on available-for-sale investment securities	—	—	—	—	24	24
Reclassification for amounts included in net income	—	—	—	—	403	403
Reversal of minimum pension liability	—	—	—	—	4,390	4,390
Additional pension and postretirement plan liability	—	—	—	—	(9,528)	(9,528)
Balance at December 31, 2006	1,000	$ 1	$ 182,501	$ —	$ (9,317)	$ 173,185

See accompanying notes to consolidated financial statements.

WADDELL & REED, INC. AND SUBSIDIARIES

Consolidated Statement of Comprehensive Income

Year ended December 31, 2006

(In thousands)

Net income	$	42,318
Other comprehensive income:		
Net unrealized appreciation of investments during the year, net of income taxes of income taxes of $14		24
Minimum pension liability adjustment during the period, net of income taxes of $2,578		4,390
Reclassification adjustment for amounts included in net income, during the period, net of income taxes of $225		403
Comprehensive income	$	47,135

See accompanying notes to consolidated financial statements.

WADDELL & REED, INC. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

Year ended December 31, 2006

(In thousands)

Cash flows from operating activities:		
Net income	$	42,318
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		9,470
Share-based compensation		1,907
Excess tax benefits from share-based payment arrangements		(2,498)
Loss on sale of available-for-sale investment securities		567
Net purchases and sales of trading securities		(493)
Gain on trading securities		(253)
Goodwill impairment		20,000
Loss on sale or retirement of property and equipment		566
Capital gains and dividends reinvested		(396)
Deferred income taxes		(666)
Changes in assets and liabilities:		
Cash and cash equivalents segregated under federal and other regulations		(6,549)
Receivables from funds		(517)
Other receivables		(26,909)
Due to/from affiliates		4,729
Deferred sales commissions, prepaid assets and other assets		341
Accounts payable		6,305
Payable to investment companies for securities		27,325
Other liabilities		4,596
Net cash provided by operating activities		79,843
Cash flows from investing activities:		
Purchases of available-for-sale investment securities		(5,250)
Proceeds from sales of available-for-sale securities		3,997
Proceeds from maturity of available-for-sale investment securities		435
Additions to property and equipment		(9,438)
Net cash used in investing activities		(10,256)
Cash flows from financing activities:		
Dividends paid to parent		(25,810)
Return of capital to parent		(50,390)
Excess tax benefits from share-based payment arrangements		2,498
Net cash used in financing activities		(73,702)
Net decrease in cash and cash equivalents		(4,115)
Cash and cash equivalents at beginning of year		109,271
Cash and cash equivalents at end of year	$	105,156
Supplemental disclosure for cash flow:		
Cash paid for income taxes (net)	$	32,199
Dividend of investments to parent		20,408

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

Organization

Waddell & Reed, Inc., a broker-dealer, and subsidiaries (the "Company", "we", "our", and "us") derive revenues primarily from investment management, investment product underwriting and distribution, and shareholder services administration provided to the Waddell & Reed Advisors Group of Mutual Funds (the "Advisors Funds"), W&R Target Funds, Inc. (the "Target Funds"), Ivy Funds, Inc., and the Ivy Funds portfolios (collectively, the "Ivy Funds") which are underwritten by an affiliate, and Waddell & Reed InvestEd Portfolios, Inc. ("InvestEd") (collectively, the "Funds"), and institutional and separately managed accounts. The Funds and the institutional and separately managed accounts operate under various rules and regulations set forth by the United States Securities and Exchange Commission (the "SEC"). Services to the Funds are provided under investment management agreements that set forth the fees to be charged for these services. The majority of these agreements are subject to annual review and approval by each Fund's board of directors/trustees and shareholders. Our revenues are largely dependent on the total value and composition of assets under management, which include mainly domestic equity securities, but also include debt securities and international equities. Accordingly, fluctuations in financial markets and composition of assets under management can significantly impact revenues and results of operations. The Company is an indirect wholly owned subsidiary of Waddell & Reed Financial, Inc. (WDR), a publicly traded company. Consolidated financial statements of WDR are available.

The Company's underwriting agreements with the Funds, allows the Company the exclusive right to distribute redeemable shares of the Funds on a continuous basis. The Company has entered into a limited number of selling agreements authorizing third parties to offer certain of the Funds. In addition, the Company also receives Rule 12b-1 service and distribution fees from certain of the Funds for purposes of advertising and marketing the shares of such funds and for providing shareholder-related services. The Company must pay certain costs associated with underwriting and distributing the Funds, including commissions and other compensation paid to financial advisors, sales force management and other marketing personnel, compensation paid to other broker-dealers, plus overhead expenses relating to field offices, sales programs, and the costs of developing and producing sales literature and printing of prospectuses, which may be either partially or fully reimbursed by certain of the Funds. The Funds are sold in various classes that are substantially structured in ways that conform to industry standards (i.e. "front-end load," "back-end load," "level-load," and institutional).

The Company operates its investment advisory business and its transfer agency and accounting services business through its primary subsidiaries, Waddell & Reed Investment Management Company and Waddell & Reed Services Company, respectively.

Basis for Financial Statement Presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of the Company and subsidiaries. Significant transactions with affiliates are disclosed in the financial statements or notes thereto. All significant intercompany transactions have been eliminated in consolidation. Amounts in the accompanying consolidated financial statements are rounded to the nearest thousand unless otherwise stated.

Use of Estimates

GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses in the consolidated financial statements and accompanying notes, and related disclosures of commitments and contingencies. Estimates are used for, but are not limited to, depreciation and amortization, taxes, valuation of assets, pension and postretirement obligations, and contingencies. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term investments, excluding cash and cash equivalents held for the benefit of customers segregated in compliance with federal and other regulations. The Company considers all highly liquid investments with original or remaining maturities of 90 days or less at the date of purchase to be cash equivalents. Substantially all cash balances are in excess of federal deposit insurance limits.

The Company had investments in money market funds of $2,518,000 at December 31, 2006 for which the Company is principal underwriter and investment advisor.

Disclosures about Fair Value of Financial Instruments

Fair value for certain of our financial instruments, including cash and cash equivalents, short-term investments, receivables, and payables, approximates carrying value. Fair values for investment securities are based on quoted market prices, where available. Otherwise, fair values are based on quoted market prices of comparable instruments.

Investment Securities

Our investment securities are comprised of United States, state and government obligations, corporate debt securities, and investments in affiliated mutual funds. Investments are classified as available-for-sale or trading. Unrealized holding gains and losses on securities available-for-sale, net of related tax effects, are excluded from earnings until realized and reported as a separate component of comprehensive income. For trading securities, unrealized holding gains and losses, net of related tax effects, are included in earnings. Realized gains and losses are computed using the specific identification method for investment securities, other than mutual funds. For mutual funds, realized gains and losses are computed using the average cost method.

Our available-for-sale investments are reviewed and adjusted for other-than-temporary declines in value. When a decline in fair value of an available-for-sale investment is determined to be other than temporary, the unrealized loss recorded net of tax in other comprehensive income is realized as a charge to net income and a new cost basis is established for financial reporting purposes.

Property and Equipment

Property and equipment are recorded at cost. The costs of improvements that extend the life of a fixed asset are capitalized, while the costs of repairs and maintenance are expensed as incurred. Depreciation and amortization are calculated and recorded using the straight-line method over the estimated useful life of the related asset (or lease term if shorter), generally three to ten years for furniture, fixtures and data

processing equipment; three to ten years for equipment and machinery; and up to fifteen years for leasehold improvements.

Software Developed for Internal Use

Certain internal costs incurred in connection with developing or obtaining software for internal use are capitalized in accordance with the American Institute of Certified Public Accountants' Statement of Position No. 98-1, "*Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.*" The costs of designing and implementing software are expensed as incurred. Internal costs capitalized are included in "Property and equipment, net" on the consolidated balance sheet, and was $8,352,000 as of December 31, 2006. Amortization begins when the software project is complete and ready for its intended use and continues over the estimated useful life, generally five to ten years.

Goodwill and Intangible Assets

Goodwill represents the excess of the cost of the Company's investment in the net assets of acquired companies over the fair value of the underlying identifiable net assets at the dates of acquisition. Goodwill is not amortized, but is tested at least annually for impairment.

Identifiable intangible assets with indefinite useful lives are not amortized. Indefinite life intangible assets represents advisory management contracts for managed assets obtained in acquisitions. We consider these contracts to be indefinite lived intangible assets as they are expected to be renewed without significant cost or modification of terms. We complete an ongoing review of the recoverability of intangible assets on an annual basis or more frequently whenever events occur or circumstances change which would more likely than not reduce their fair value.

Factors that are considered important in determining whether an impairment of goodwill or intangible assets might exist include significant continued underperformance compared to peers, the likelihood of termination or non-renewal of a mutual fund advisory contract or substantial changes in revenues earned from such contract, significant changes in the business and products, material and ongoing negative industry or economic trends, or other factors specific to each asset or subsidiary being evaluated. Because of the significance of goodwill and other intangible assets to our consolidated balance sheet, any changes in key assumptions about our business or prospects, or changes in market conditions or other externalities, could result in an impairment charge and such a charge could have a material effect on our financial condition and results of operations. Based on our annual review of goodwill in 2006, in accordance with SFAS No. 142, "*Goodwill and Other Intangible Assets,*" ("SFAS No. 142") we recorded an impairment charge of $20,000,000 related to our subsidiary, Austin Calvert & Flavin, Inc. ("ACF"). The impairment charge is further described in Note 3. It was determined that no impairment existed during the evaluation of identifiable intangible assets during 2006.

Deferred Sales Commissions

We defer certain costs, principally sales commissions, and related compensation, which are paid to financial advisors and broker/dealers in connection with the sale of certain mutual fund shares sold without a front-end load sales charge. The costs incurred at the time of the sale of Class B shares are deferred and then amortized on a straight-line basis over the life of the shareholders' investments, not to exceed five years. The costs incurred at the time of the sale of Class C are deferred and amortized on a straight-line basis, not to exceed 12 months. We recover such costs through Rule 12b-1 distribution fees, which are paid

by the Class B and Class C shares of the Advisors Funds, along with contingent deferred sales charges paid by shareholders who redeem their shares prior to completion of the required holding period (six years for a Class B share and 12 months for a Class C share). Should we lose our ability to recover such sales commissions through distribution fees and contingent deferred sales charges, the value of these assets would immediately decline, as would future cash flows. We periodically review the recoverability of the deferred sales commission assets as events or changes in circumstances indicate that their carrying amount may not be recoverable and adjust them accordingly.

Revenue Recognition

We recognize investment management fees as earned over the period in which services are rendered. We charge the Advisors Funds and Target Funds daily based upon average daily net assets under management in accordance with investment management agreements between the Advisors Funds and Target Funds and the Company. In general, the majority of investment management fees earned from institutional and separate accounts are charged quarterly based upon an average of net assets under management at the end of the months within the quarter in accordance with such agreements.

Shareholder service fees are recognized monthly and are calculated based on the number of accounts or assets under management as applicable. Other administrative service fee revenues are recognized as contractual obligations are fulfilled or as services are provided.

Underwriting and distribution fees resulting from the sale of investment products are recognized on the trade date. We also recognize certain distribution revenues monthly on certain types of investment products, primarily variable annuity products, generally calculated based upon average daily net assets under management.

Rule 12b-1 revenues and associated distribution expenses are reported on a gross basis as "Underwriting and distribution fees" and "Underwriting and distribution expenses" in the Consolidated Statement of Operations.

Advertising and Promotion

We expense all advertising and promotion costs as incurred. Advertising expense was $1,120,000 for the year ended December 31, 2006.

Share-Based Compensation

Effective January 1, 2006, WDR adopted SFAS No. 123R. The revised standard eliminated the intrinsic value method of accounting required under APB No. 25. WDR adopted SFAS No. 123R using the modified prospective transition method of adoption, which does not require restatement of prior periods. Under that transition method, compensation expense recognized in 2006 for all share-based awards granted after December 31, 2005 is based on the grant date fair value of the awards, net of estimated forfeitures.

Income Taxes

The Company files consolidated income tax returns with WDR. The Company's provision for income taxes has been made on the same basis as if the Company filed separate returns in all periods.

(Continued)

Deferred tax assets and deferred tax liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets or liabilities and their amounts as reported under GAAP. Deferred tax assets and deferred tax liabilities are measured using enacted tax rates expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and deferred tax liabilities is recognized in earnings in the period that includes the enactment date.

The Company recognizes tax benefits from awards of WDR restricted stock granted to its employees. These tax benefits are reflected as an increase to additional paid-in capital with a corresponding reduction to income taxes payable. The excess tax benefits from share-based payment arrangements were $2,498,000 for 2006.

(2) Investment Securities (Available for Sale and Trading)

Investments at December 31, 2006 are as follows (in thousands):

	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Available-for-sale securities:				
Mortgage-backed securities	$ 12	1	—	13
Municipal bonds	6,985	199	—	7,184
Affiliated mutual funds	6,083	211	(83)	6,211
	13,080	411	(83)	13,408
Trading securities:				
Mortgage-backed securities				124
Municipal bonds				510
Corporate bonds				340
Common stock				46
Affiliated mutual funds				9,564
				10,584
				$ 23,992

A summary of available-for-sale mutual funds with market values below carrying values at December 31, 2006 is as follows (in thousands):

	12 months or longer	
	Fair value	Unrealized losses
Affiliated available-for-sale mutual funds	$ 3,917	(83)
Total temporarily impaired securities	$ 3,917	(83)

We assess the carrying value of available-for-sale investments in debt and equity securities each quarter to determine whether an other-than-temporary decline in market value exists. We consider factors affecting

the issuer and the industry the issuer operates in, general market trends, and our ability and intent to hold an investment until it has recovered. Consideration is given to the length of time an investment's market value has been below carrying value and prospects for recovery to carrying value. Based upon our assessment of the available-for-sale investment securities with unrealized depreciation at December 31, 2006, and our intent to hold such securities until they have recovered, we determined that a write-down was not appropriate at this time.

Mortgage-backed securities and municipal bonds accounted for as available-for-sale as of December 31, 2006 mature as follows (in thousands):

		Amortized cost	Fair value
After ten years	$	6,997	7,197

Investment securities with fair value of $4,535,000 were sold during 2006. A net loss of $567,000 was recognized during 2006 from the sale of $3,997,000 in available-for-sale securities.

The Company matches mutual fund investment holdings to the funding obligations created by its deferred compensation plans. These plans allow employees to choose investment vehicles in which to invest their deferred compensation, primarily from Company sponsored mutual funds.

(3) Goodwill and Identifiable Intangible Assets

Goodwill represents the excess of purchase price over the tangible assets and identifiable intangible assets of acquired business. Gross goodwill, after the impairment charge described below, was $26,073,000 at December 31, 2006. Accumulated amortization of goodwill was $10,609,000 at December 31, 2006. Our goodwill is not deductible for tax purposes.

Changes in the carrying amount of goodwill during 2006 were as follows (in thousands):

December 31, 2005 balance, net of accumulated amortization	$	35,464
Goodwill impairment		(20,000)
Goodwill, net as of December 31, 2006	$	15,464

Goodwill is not amortized, but instead is reviewed annually and when events or circumstances occur which indicate that goodwill might be impaired. Impairment of goodwill is tested at the Company's reporting unit level. To determine fair value, our review process uses the income and market approaches. In performing the analysis, we use the best information available under the circumstances, including reasonable and supportable assumptions and projections. If the carrying amount of the reporting unit exceeds its implied fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any.

Based on our annual review of goodwill in the second quarter of 2006, in accordance with SFAS No. 142, we recorded an impairment charge of $20,000,000 related to our subsidiary, ACF. Factors that led to this

conclusion included, but were not limited to, the negative impact of the continued decline in ACF's assets under management and diminished involvement of ACF's investment staff in mutual fund advisory responsibilities during the second quarter of 2006. Continued asset redemptions place significant risk on ACF's ability to achieve and maintain profitability, and therefore have adversely impacted its earnings potential. ACF's remaining unamortized goodwill balance at December 31, 2006 was $7,222,000.

The goodwill impairment charge was not deductible for income tax purposes and represents a permanent book-tax difference. As a result, no tax benefit has been recognized for the goodwill impairment charge.

Identifiable intangible assets are mutual fund management advisory contracts (all considered indefinite lived) with a carrying value at December 31, 2006 of $26,853,000.

(4) Property and Equipment

A summary of property and equipment at December 31, 2006 is as follows (in thousands):

			Estimated useful lives
Leasehold improvements	$	5,281	1 – 15 years
Furniture and fixtures		21,208	3 – 10 years
Equipment and machinery		2,690	3 – 10 years
Data processing equipment and computer software		49,126	3 – 10 years
Property and equipment, at cost		78,305	
Accumulated depreciation		(40,645)	
Property and equipment, net	$	37,660	

Depreciation expense was $9,067,000 during the year ended December 31, 2006.

(5) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $45,748,000, which was $37,992,000 in excess of its required net capital of $7,756,000. The Company's ratio of aggregate indebtedness to net capital was 2.54 to 1 at December 31, 2006. The difference between net capital and stockholder's equity is the nonallowable assets that are excluded from net capital. See Schedule 1 for additional information regarding net capital.

(6) Transactions with Related Parties

The current amounts due from affiliates at December 31, 2006 includes non-interest bearing advances for current operating expenses and commissions due from the sale of affiliates' products. The current amounts due to affiliates at December 31, 2006 includes amounts due for administrative and other services.

The Company charges affiliated companies for telephone, accounting, legal, marketing, rent, and other services. The Company received $4,534,000 for the year ended December 31, 2006 for these services.

The amount classified as income tax receivable at December 31, 2006 includes amounts due from affiliates for tax allocations.

The Company earns point of sale commissions and Rule 12b-1 fees on sales of the Ivy Funds by the Company's licensed sales representatives. Accordingly, during 2006, the Company recorded $36,526,000 in revenues from the sale of Ivy Funds.

The Company compensates affiliates for point of sale commissions and Rule 12b-1 fees on sales of the Advisors Funds by the affiliate. The Company recorded $887,000 for these charges in 2006. A portion of these charges was capitalized as deferred sales commissions. See Note 1.

(7) Subsidiaries not Consolidated in the Company's FOCUS Report Form X-17A-5

The statement of financial condition of the Company filed in accordance with instructions to FOCUS Form X-17A-5 Part II for the year ended December 31, 2006 was not consolidated for its subsidiaries. The condensed combined statement of assets and liabilities of the Company's subsidiaries at December 31, 2006 that were not consolidated in the December 31, 2006 FOCUS Form X-17A-5 Part II statement of financial condition is presented as follows (in thousands):

Assets:		
Cash	$	27,894
Receivables and prepaids		19,536
Investment securities		13,408
Property and equipment, net		25,957
Goodwill and intangible assets, net		34,075
Deferred income taxes		1,024
Other assets		1,268
		123,162
Liabilities:		
Other liabilities		34,370
Current income taxes		8,943
		43,313
Company equity in net assets	$	79,849

(8) Income Taxes

The components of total income tax expense are as follows (in thousands):

Currently payable:		
Federal	$	40,611
State		968
		41,579
Deferred taxes		(606)
Total income tax expense	$	40,973

The tax effect of temporary differences that give rise to significant portions of deferred tax liabilities and deferred tax assets at December 31, 2006 are as follows in thousands:

Deferred tax liabilities:		
Deferred selling costs	$	(1,016)
Property and equipment		(6,876)
Benefit plans		(3,935)
Unrealized gains on available-for-sale investment securities		(117)
Prepaid expenses		(992)
Purchase of fund assets		(2,243)
Total gross deferred liabilities		(15,179)
Deferred tax assets:		
Additional pension and postretirement liability		5,330
Non-vested stock		6,651
Accrued expenses		6,467
State net operating loss carryover		2,908
Unrealized losses on investment securities		58
Other		73
Total gross deferred assets		21,487
Valuation allowance		(2,908)
Net deferred tax asset	$	3,400

As of December 31, 2006, the Company has state net operating loss carryforwards in certain states in which the Company files on a separate company basis. The deferred tax asset, net of federal tax effect, related to the carryforwards is approximately $2,908,000 at December 31, 2006. The carryforwards, if not utilized, will expire between 2011 and 2026. Management believes it is not more likely than not that the Company will generate sufficient future taxable income in these states to realize the benefit of these state

(Continued)

net operating loss carryforwards and, accordingly, a valuation allowance in the amount of $2,908,000 has been established at December 31, 2006.

The following table reconciles the statutory federal income tax rate to the Company's effective income tax rate:

Statutory federal income tax rate	35.0%
State income taxes, net of federal tax benefits	1.1
Tax-exempt investments	(0.2)
Nondeductible fines	5.0
Nondeductible goodwill impairment	8.4
State tax incentives	(0.9)
Other items	0.8
Effective income tax rate	49.2%

(9) Pension Plan and Postretirement Benefits Other Than Pensions

The Company participates in the WDR sponsored noncontributory retirement plan (the Plan) that covers substantially all employees. Benefits payable under the Plan are based on an employee's years of service and compensation during the final 10 years of employment. WDR allocates pension expense to the Company for the Plan. Such costs for 2006 were $5,316,000 and accrued pension costs in the amount of $2,655,000 were recorded in the balance sheet at December 31, 2006.

We adopted SFAS No. 158 as of December 31, 2006. SFAS No. 158 requires employers to recognize the funded status of a defined benefit postretirement plan as an asset or liability in its balance sheet, measured as the difference between the fair value of plan assets and the benefit obligation. Further, this statement requires employers to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The total projected benefit obligation of the Plan is $88,320,000, of which $74,162,000 relates to our Company. The total accrued pension and postretirement liability recorded on the balance sheet of WDR at December 31, 2006 is $9.6 million, of which we have recognized $6,783,000. The effect of applying SFAS No. 158 on individual line items in the consolidated balance sheet at December 31, 2006 follows (in thousands):

	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
Accrued pension and post retirement costs	$ (8,074)	14,858	6,784
Noncurrent deferred income tax liabilities	6,611	(5,173)	1,438
Total liabilities	150,675	9,685	160,360
Accumulated other comprehensive loss	368	(9,685)	(9,317)
Total stockholders' equity	182,870	(9,685)	173,185

The Company also participates in the WDR sponsored unfunded defined benefit postretirement medical plan (medical plan) that covers substantially all employees including Waddell & Reed advisers. The

medical plan is contributory with retiree contributions adjusted annually. All contributions to the medical plan are voluntary as it is not funded and is not subject to any minimum regulatory funding requirements. The contributions for each year represent claims paid for medical expenses. For the year ended December 31, 2006, net accrued medical plan costs in the amount of $4,128,000 are included in the balance sheet. During 2006, WDR allocated $490,000 of medical plan expense to the Company for the Plan. Information reflecting the components of net periodic medical plan cost and the actuarial present value of the benefit obligations attributable to the Company's employees is not segregated within the medical plan.

(10) Employee Savings Plan

The Company participates in the WDR sponsored defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code to provide retirement benefits for employees following the completion of an eligibility period. As allowed under Section 401(k), the plan provides tax-deferred salary deductions for eligible employees. The Company's matching contributions to the plan for the year ended December 31, 2006 were $2,820,000.

(11) Share-Based Compensation

WDR allocates expenses for non-vested shares for WDR stock to the Company that, in turn, are granted to certain key personnel of the Company under its stock incentive plans. Non-vested stock awards are valued on the date of grant, have no purchase price and vest over four years in 33⅓% increments on the second, third and fourth anniversaries of the grant date. Under the parent company's stock plans, unvested shares of non-vested stock may be forfeited upon the termination of employment with the Company, dependent upon the circumstances of termination. Except for restrictions placed on the transferability of non-vested stock, holders of non-vested stock have full stockholders' rights during the term of restriction, including voting rights and the right to receive cash dividends. For the year ended December 31, 2006, the Company recorded share-based compensation expense totaling $15,730,000.

(12) Rental Expense and Lease Commitments

The Company leases home office space, sales, and other office space under long-term operating leases. Rent expense for the year ended December 31, 2006 was $16,385,000. Future minimum rental commitments under noncancelable operating leases are as follows (in thousands):

Years ending December 31:		
2007	$	13,895
2008		11,162
2009		9,099
2010		7,348
2011		5,460
Thereafter		15,699
	$	62,663

New leases are expected to be executed as existing leases expire. Thus, future minimum lease commitments are not expected to be less than those in 2006.

(13) Litigation Settlements and Contingencies

The Company is involved from time to time in various legal proceedings, regulatory investigations, and claims incident to the normal conduct of business. Our pending legal and regulatory actions include proceedings that are specific to us, and others generally applicable to business practices within the industries in which we operate. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our business, financial condition and on the results of operations in a particular year.

SEC/New York Attorney General/Kansas Securities Commission

During 2003, the Company received a subpoena from the New York Attorney General's office and requests for information from the SEC and Kansas Securities Commission with regard to their investigations of market-timing and late trading within the mutual fund industry. During 2006, we recorded a charge of $55.0 million related to settlement with the SEC, the New York Attorney General and the Kansas Securities Commission regarding market-timing allegations, $12 million of which represented non-deductible penalties. The charge is included in general and administrative expenses. In addition, effective October 1, 2006, the Company instituted its annual $5.0 million investment management fee waiver pursuant to the New York Attorney General settlement by adjusting management fee rates on certain funds.

Williams Excessive Fee Litigation

On March 22, 2004, three individuals who purchased shares of certain registered investment companies (mutual funds) for which the Company provides services as distributor/underwriter filed a derivative Complaint in the United States District Court for the Western District of Missouri, Central Division on behalf of the mutual funds, alleging that the Company breached their fiduciary duties to the mutual funds by collecting excessive Rule 12b-1 fees in violation of the Investment Company Act of 1940, as amended. This case was substantially similar, if not identical, to suits brought against other mutual fund complexes over the past few years. Plaintiffs sought declaratory and injunctive relief and monetary damages.

On May 30, 2006, the Company was dismissed from the case with prejudice. The negotiations and discussions leading up to, and the terms of, the dismissal are confidential.

Waddell & Reed Financial, Inc. vs. Torchmark Corporation

Pursuant to the terms of the separation agreement and the disaffiliation agreement executed at the time of the spin-off of the Company from Torchmark, the Company and Torchmark agreed upon the parties' respective obligations and entitlements with respect to Kansas state income tax liabilities and refunds for original and amended tax returns filed and to be filed for the period 1993 through 1997 and a stub period for 1998 when the Company was a direct affiliate/subsidiary of Torchmark. The referenced tax returns were all filed by Torchmark on a combined basis with the Company using complex unitary filing rules for the tax years in question. The State of Kansas held the returns under audit for an extended period of time and determined that it would contest the basis on which the returns had been filed. Torchmark disputed the determination of the state tax examiners and contested the matter under the rules of the Kansas Department of Revenue.

In 2004, Torchmark entered into a tax settlement agreement with the State of Kansas and finalized and closed the above-referenced income tax returns. The tax returns were accepted, as filed, using the unitary filing status. Torchmark and its affiliates were determined to have no additional tax liabilities and received significant refunds of taxes that the Company had originally paid in to the State of Kansas. Following the completion of the Kansas tax settlement, Torchmark made demand on the Company and subsequently filed suit in May 2004 in Alabama state court for $7.8 million, representing the amounts, plus interest, that Torchmark alleged the Company's stand-alone liability to the State of Kansas would have been but for the use of Torchmark's losses in the previously filed tax returns.

During 2006, the Arbitration Panel adjudicating the Torchmark matter ruled against the Company and determined that the Company owed Torchmark $7.4 million. A reserve previously established largely covered this exposure and the remaining amount was immaterial to the Company's earnings.

Schedule I

WADDELL & REED, INC. AND SUBSIDIARIES

Computation of Net Capital Requirement – Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

(In thousands)

Total stockholder's equity per balance sheet	$	173,185
Additions to capital – deferred tax adjustment		4,736
Total stockholder's equity for computation of net capital		177,921
Nonallowable assets, including equity in subsidiaries		(130,720)
Haircuts on securities		(1,453)
Net capital		45,748
Minimum net capital requirements		7,756
Excess of net capital over minimum net capital requirements	$	37,992
Aggregate indebtedness	$	116,343
Ratio: aggregate indebtedness to net capital		2.54 to 1

Note: A reconciliation of the Company's net capital computation under Rule 15c3-1 is not necessary pursuant to Rule 17a-5(d)(4).

See accompanying independent auditors' report.

Schedule II

WADDELL & REED, INC. AND SUBSIDIARIES

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) of that rule.

See accompanying independent auditors' report.

Schedule III

WADDELL & REED, INC. AND SUBSIDIARIES

Information for Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006

The Company did not have any customers' fully paid securities and excess margin securities that were not in the Company's possession or control as of December 31, 2006 for which instructions to reduce to possession or control had been issued as of December 31, 2006, but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 of the Securities Exchange Act of 1934. The Company also did not have any customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2006, excluding items arising from "temporary lags that result from normal business operations" as permitted under Rule 15c3-3 of the Securities Exchange Act of 1934.

See accompanying independent auditors' report.

Schedule IV

WADDELL & REED, INC. AND SUBSIDIARIES

Reconciliation of Total Assets Included in the December 31, 2006 Audited Financial Statements and Total Assets Included in the Unaudited December 31, 2006 Focus Report

(In thousands)

Total assets per the 2006 Focus Report	$	294,264
Reclassifications/adjustments		39,281
Total assets per the December 31, 2006 audited consolidated financial statements	$	333,545

See accompanying independent auditors' report.



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors and Stockholders
Waddell & Reed, Inc.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Waddell & Reed, Inc. and subsidiaries (the Company) for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
February 26, 2007

END